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SEC FILE NUMER
8- 41988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hennion & Walsh, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2001 Route 46 Waterview Plaza
(No. and Street)

Parsippany	NJ	07054-1018
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Wendy Wurst	(973) 299-8989	wwurst@hennionandwalsh.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park, Suite 400	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/08/03	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, <u>Wendy Wurst</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>Hennion & Walsh, Inc.</u> as of <u>12/31/25</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

(signature)

Signature

Treasurer

Title

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Hennion & Walsh, Inc.
Statement of Financial Condition
December 31, 2025



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Hennion & Walsh, Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hennion & Walsh, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2011.

New York, New York
February 27, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

Hennion & Walsh, Inc.

Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$ 17,240,541
Securities owned, at fair value	4,117,068
Due from clearing broker	2,322,686
Operating lease right-of-use assets	1,819,550
Receivable from broker	41,031
Other receivables	366,092
Prepaid expenses	660,715
Interest receivable	40,752
Captive insurance membership interest	109,680
Due from affiliate	29,328
Other assets	16,777
Total assets	**$ 26,764,220**

Liabilities and Stockholders' Equity
Liabilities

Marketable securities sold, not yet purchased, at fair value	$ 855,267
Due to clearing broker	1,185,575
Operating lease liabilities	2,201,381
Accounts payable and accrued expenses	2,534,387
Due to affiliate	2,146,200
Interest payable	1,772
Total liabilities	**8,924,582**

Commitments and Contingencies

Stockholders' Equity

Common stock, no par value; 2,500 shares authorized;	
210 shares issued and outstanding	15,000
Additional paid-in capital	897,262
Retained earnings	16,927,376
Total stockholders' equity	**17,839,638**
Total liabilities and stockholders' equity	**$ 26,764,220**

The accompanying notes are an integral part of this financial statement.

Hennion & Walsh, Inc.

Notes to Statement of Financial Condition
December 31, 2025

1. **Organization**

   Hennion & Walsh, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a New Jersey corporation that offers equity and fixed-income products and services to individual investors. In addition, the Company trades for its own account.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Cash and Cash Equivalents
   Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less.

   Fair Value of Financial Instruments
   Certain financial instruments are carried at amounts that approximate fair value due to the short-term nature and negligible credit risk. These instruments include cash, short-term receivables, accounts payable, and other liabilities.

   Investment Valuation
   The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. U.S. GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

   Level 1: Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

   Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

   Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

2.   Summary of Significant Accounting Policies (continued)

Investment Valuation (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Marketable securities are those that can be readily sold, either through a stock exchange or through a direct sales arrangement, and are carried at fair value based on market quotes. Equity securities are valued at quoted market prices at the Company's fiscal year end. Corporate debt securities and state and municipal government debt securities are valued at the closing price reported on the inactive market on which the individual securities or bonds are traded. Other assets and securities for which market quotations are not readily available are valued at fair value as determined by the Company in accordance with U.S. GAAP.

Due from/to Clearing Broker

The Company clears all its brokerage transactions through a broker-dealer on a fully disclosed basis. The due from clearing broker amount is commissions receivable. The due to clearing broker amount relates to the firm's inventory and proprietary trading activity. The Company monitors the credit standing of the clearing organization as deemed necessary. Amounts due from broker are considered by management to be fully collectible.

Receivable from Broker

Receivable from broker includes unit investment trust ("UIT") organizational fees due from the trustee of the UIT. Management reviews this balance, determines a course of action on any delinquent amounts and provides an allowance for amounts where collection is considered to be doubtful. At December 31, 2025, management believed no valuation allowance was warranted.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized, and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of three to five years. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements. All fixed assets are fully depreciated and amortized.

2.   Summary of Significant Accounting Policies (continued)

Allowance for Credit Losses
ASC Topic 326, "Financial Instruments – Credit Losses" ("ASC 326"), impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under ASC 326, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances, and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Under the standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected.

The Company has not provided an allowance for credit losses at December 31, 2025.

Leases
The Company follows the guidance in ASC Topic 842, "Leases". The guidance increases transparency and comparability by requiring the recognition of right-of-use assets and lease liabilities on the statement of financial condition and includes the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee.

The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable, and accordingly, the Company used the incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

The Company has elected, for all underlying classes of assets, to not recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liabilities and are recognized as variable costs when incurred.

2.   **Summary of Significant Accounting Policies (continued)**

Impairment of Long-Lived Assets
In accordance with ASC 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. There was no impairment loss for the year ended December 31, 2025.

Income Taxes
The Company has elected to have its income taxed under Section 1362 (Subchapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the stockholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statements. The Company is subject to various minimum state filing fees.

In December 2023, the FASB issued ASU 2023-09 which amends the disclosure requirements for income taxes. The amendments require SEC-registered entities such as the Company to disclose specific categories in the income tax rate reconciliation, presented both as percentages and reporting currency amounts. The amended guidance is effective for the Company on January 1, 2025. The Company has evaluated the pronouncement and determined it is not applicable and has no impact on its financial statements and related disclosures because the Company has no income tax provision.

Management of the Company has concluded that the Company is a pass-through entity for tax purposes, and there are no uncertain tax positions that would require recognition in the financial statements. This determination will be subject to ongoing reevaluation as facts and circumstances may require.

Deferred Broker Credit
In October 2020, the Company received $2,500,000 from its clearing broker for agreeing to extend the clearing agreement with the clearing broker for a five-year term. The amount is being amortized by a straight-line method over the term of the agreement. As of December 31, 2025, the balance of the deferred broker credit was fully accreted.

Self-Insured Health Plan
The Company maintains a self-insured health plan in which a third party administrator handles and processes claims. The Company made no additional deposits to its membership interest in a captive insurance company during 2025. As of December 31, 2025, the captive insurance membership interest was $109,680.

3.   **Related Party Transactions**

Under an expense sharing agreement, the Company allocates expenses to two affiliates. Total reimbursed expenses amounted to $4,958,349 which includes rent, payroll, and various office expenses. On behalf of the Company's affiliate, advisory management fees paid by the clients are collected by the Company's clearing firm and distributed to the affiliate. During the year ended December 31, 2025, total distributed income amounted to $4,716,696. At December 31, 2025, due from affiliate was $29,328 and due to affiliate totaled $2,146,200,and is non-interest bearing.

The Company has a loan receivable, from an officer and owner, in the amount of $207,285 at December 31, 2025 which bears interest at a rate of 4.25% and matures on September 7, 2027. In addition, the Company has provided loans to four employees totaling $92,570 which bear interest and mature at various dates. Accrued interest of $14,328 from loans receivable is included in interest income on the statement of operations. The total of these loans, $299,855 are included in other receivables on the accompanying statement of financial condition.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. The activities of the Company include significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

4.   **Fair Market Measurements**

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2025:

	Quoted Prices Active Market Level 1	Observable Measurement Criteria Level 2	Unobservable Inputs Level 3	Total
Assets (at fair value)				
Securities owned				
Corporate debt securities	$ -	$ 3,027,629	$ -	$ 3,027,629
Government debt securities	-	1,072,075	-	1,072,075
Equity securities	15,920	-	1,444	17,364
Total	$ 15,920	$ 4,099,704	$ 1,444	$ 4,117,068
Liabilities (at fair value)				
Securities sold, not yet purchased				
Corporate debt securities	$ -	$ 838,365	$ -	$ 838,365
Equity securities	16,902	-	-	16,902
Total	$ 16,902	$ 838,365	$ -	$ 855,267

4.   **Fair Market Measurements (continued)**

The Company considers all of its captive insurance membership interest to be Level 1 investments consisting of cash and receivables totaling $109,680.

There were no transfers between levels of the fair value hierarchy for assets and liabilities measured at fair value during the year 2025.

5.   **Off-Balance Sheet Risk**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6.   **Concentrations**

The Company maintains its cash in clearing firm accounts and in bank accounts which, at times, may exceed federally insured limits.

All cash deposits are held by two financial institutions, and the Company has cash equivalents that are maintained at money market mutual funds. In addition, the Company has a significant receivable from its clearing firm. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these assets.

7.   **Risk and Uncertainties**

In the normal course of business, the Company enters into transactions in securities sold, not yet purchased. The activity of selling securities short subjects the Company to certain inherent risks. Subsequent market fluctuations may require the Company to purchase the securities sold, not yet purchased, at prices that differ from the fair value reflected in the statement of financial condition.

8.   **Retirement Plan**

The Company has a defined contribution 401(k) plan. Employees are eligible to participate after one year of service with the Company.

9. **Self-Insurance**

Self-insurance liability or receivable is established and periodically evaluated, based upon expectations as to what the liability or receivable may be for outstanding claims and premiums collected. The evaluation is based upon factors including historical claim experience and other actuarial assumptions.

The Company collects premiums from covered employees which are used to pay claims to the administrator, a third-party entity affiliated with the insurance carrier of the health plans. As of December 31, 2025, management estimated its current receivable to be approximately $66,000 which is included in other receivables and estimated its current liability to be approximately $45,000 which is included in accounts payable and accrued expenses in the statement of financial condition. Actual results could differ from these estimates.

The Company purchased a stop loss insurance plan which has a $50,000 deductible per covered person in the self-insured health plan and has a maximum aggregate benefit of $1 million.

10. **Commitments and Contingencies**

The Company has obligations under operating lease agreements for equipment and office space. These leases will start to expire in 2025.

The Company's future minimum lease commitments under real estate operating leases are as follows:

Year Ending December 31, 2025	Total Commitments
2026	$ 749,620
2027	754,227
2028	651,656
2029	249,508
Total undiscounted lease payments	2,405,011
Less imputed interest	(203,630)
Total lease liabilities	$ 2,201,381

Other information related to leases as of December 31, 2025 is as follows:

Weighted average remaining operating lease term	2.71 years
Weighted average discount rate of operating leases	4.7%

11. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under the alternative method, net capital, as defined, shall not be less than $250,000. As of December 31, 2025, the Company had net capital of approximately $15,759,000, which exceeded the required net capital by approximately $15,509,000.

The Company is designated by its FINRA membership agreement to operate under the exemptive provision of paragraph (k)(2)(ii) of SEC Rule 15c3-3, and the Company has no obligations under SEC Rule 15c3-3. The Company does not handle cash or securities on behalf of customers and clears all transactions through its clearing broker on a fully disclosed basis.

12. **Segment Reporting**

The Company follows ASC 280, "Segment Reporting," which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CODM is the chief executive officer. The net income is used by the CODM to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

13. **Litigation**

On occasion, the Company is involved in claims and other legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or liquidity.

14. **Subsequent Events**

Management of the Company has evaluated events or transactions that have occurred since December 31, 2025 and determined that there are no material events that would require adjustment or disclosure in the Company's financial statements.